Mail Stop 4561

June 17, 2008

Mr. Stephen P. Holmes
Chief Executive Officer
Wyndham Worldwide Corporation
Seven Sylvan Way
Parsippany, NJ   07054

> **Re:** **Wyndham Worldwide Corporation**
> **Form 10-K for the year ended December 31, 2007**
> **Filed 02/29/08**
> **File No. 001-32876**

Dear Mr. Holmes:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your responses. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

General

1. We note that you refer to your use of third-party valuations on page 66 related to guarantees, on page F-12 related to estimated future redemption costs for your loyalty programs, and on page F-13 related to trademarks. For each valuation issue, please tell us the nature and extent of the third party's involvement in your decision making process.

<u>Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Year ended December 31, 2006 vs. Year ended December 31, 2005, page 55</u>

2. You disclose that you made operating changes during 2006 that resulted in the recognition of revenues that would have otherwise been deferred under the provisions of SFAS 152. Please explain to us in further detail these "operating changes" that you made.

<u>Consolidated and Combined Statements of Income, page F-3</u>

3. We note that you present interest income earned from your timeshare receivables in the Consumer Financing line of Revenues. We also note that you include interest expense related to securitized debt in operating expenses. Since your company is not a bank and the presentation of interest income and interest expense is not in accordance with Rule 5-03 of Regulation S-X, please tell us why you believe that it is appropriate to classify interest in this way in your statements of income.

<u>Consolidated and Combined Statements of Cash Flows, page F-5</u>

4. We note that you include increases in restricted cash as an investing cash outflow in your statements of cash flows. We also note your disclosure on page F-11 that your restricted cash primarily consists of deposits received on sales of VOIs that are held in escrow as well as separately held amounts based upon the terms of securitizations. Please tell us how you determined that the cash flows related to your restricted cash should be classified as investing cash flows. Please see SFAS 95 for reference.

<u>Form 10-Q for the quarter ended March 31, 2008</u>

<u>Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30</u>

5. We note your disclosure regarding your increased cost of securitized borrowings due to increased spreads over relevant benchmarks and increased monoline insurance costs as a result of the adverse conditions suffered by the asset-backed securities and commercial paper markets in the United States beginning in the third quarter of 2007 and continuing in 2008. You also disclose that your ability to sell securities backed by your vacation ownership contract receivables depends on the continued ability and willingness of capital market participants to invest in such securities. Please further tell us if your ability to access the securitization markets has been reduced as a result of the deterioration of the credit markets

since the end of 2007 and your expectations for the future. We note that you were able to close on one $200 million securitization on May 1, 2008 with no monoline insurance; however, we also note that in 2007 you had securitized over $700 million of receivables already by May ($155 million in February of 2007 and $600 million in May of 2007). If your ability has been reduced, please also address how this reduction will affect your time share revenues.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief